SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2000

Commission file number: 1-11793

A.	Full title of the Plan and address of the Plan, if different from that of the issuer named below:

The Dial Corporation Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE DIAL CORPORATION 15501 NORTH DIAL BOULEVARD SCOTTSDALE, ARIZONA 85260-1619

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Dial Corporation Capital Accumulation Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE DIAL CORPORATION CAPITAL ACCUMULATION PLAN

By /s/ Conrad A. Conrad Conrad A. Conrad

Executive Vice President and Chief Financial Officer of

The Dial Corporation

DATE: May 21, 2001

THE DIAL CORPORATION
CAPITAL ACCUMULATION PLAN

Financial Statements
For the Years Ended November 30, 2000 and 1999,
Supplemental Schedules as of and for the Year Ended
November 30, 2000, and Independent Auditors’ Report

INDEPENDENT AUDITORS' REPORT
Net Assets Available for Benefits
Changes in Net Assets Available for Benefits
Notes to Financial Statements
Assets Held for Investment Purposes at End of Year
Reportable Transactions
EX-23.1

THE DIAL CORPORATION CAPITAL ACCUMULATION PLAN

Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2000 AND 1999

AND FOR THE YEARS THEN ENDED:

Net Assets Available for Benefits	2

Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULES AS OF NOVEMBER 30, 2000

AND FOR THE YEAR THEN ENDED:

Assets Held for Investment Purposes at End of Year	10

Reportable Transactions	11

EXHIBIT 23 - INDEPENDENT AUDITORS’ CONSENT	12

INDEPENDENT AUDITORS’ REPORT

To the Plan Administrator and Participants of
The Dial Corporation Capital Accumulation Plan
Scottsdale, Arizona

We have audited the accompanying statements of net assets available for benefits of The Dial Corporation Capital Accumulation Plan (the “Plan”) as of November 30, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at November 30, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as of and for the year ended November 30, 2000 on pages 10 and 11 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

\s\ Deloitte & Touche LLP
Deloitte & Touche LLP

Phoenix, Arizona
May 21, 2001

THE DIAL CORPORATION CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
NOVEMBER 30, 2000 and 1999

ASSETS	2000	1999

CASH AND CASH EQUIVALENTS	$2,749

INVESTMENTS AT FAIR VALUE:

Mutual Funds	37,340,978	$35,698,740

Common Stock	27,267,364	51,363,592

Guaranteed Investment Contract Funds	6,717,054	8,463,495

Participant notes receivable	1,127,258	1,258,005

Total investments at fair value	72,452,654	96,783,832

RECEIVABLES

Dividends		8,208

Employer contributions	59,012

Participant contributions	159,581

Interest on loan repayments	6,446

Total receivables	225,039	8,208

NET ASSETS AVAILABLE FOR BENEFITS	$72,680,442	$96,792,040

See notes to financial statements.

THE DIAL CORPORATION CAPITAL ACCUMULATION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED NOVEMBER 30, 2000 AND 1999

	2000	1999

Contributions:

Employer	$1,768,245	$1,624,610

Employee pre-tax	4,782,433	4,413,040

Employee after-tax	173,379	176,791

Total contributions	6,724,057	6,214,441

Investment income:

Dividends	4,421,176	3,088,850

Interest	602,965	662,782

Net (depreciation)/appreciation in fair value of investments	(24,778,972)	5,062,803

Total investment (loss)/income	(19,754,831)	8,814,435

Transfer of assets		18,376

Benefits paid to participants	(11,080,824)	(8,175,152)

NET (DECREASE)/INCREASE	(24,111,598)	6,872,100

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF PERIOD	96,792,040	89,919,940

NET ASSETS AVAILABLE FOR BENEFITS, END OF PERIOD	$72,680,442	$96,792,040

See notes to financial statements.

THE DIAL CORPORATION CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED NOVEMBER 30, 2000 AND 1999

1.	DESCRIPTION OF THE PLAN

The following brief description of The Dial Corporation Capital Accumulation Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

In 2000, the Plan adopted Statement of Position (“SOP”) 99-3, Accounting for and Reporting of certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters. The SOP, among other items, eliminates the previous requirements for a defined contribution plan to present changes in net asset information by fund by fund for participant-directed investments. The financial statements are presented in conformity with SOP 99-3.

The Plan was established July 31, 1996. Employees of The Dial Corporation and certain of its subsidiaries (the “Company”) who are not covered by a collective bargaining agreement are eligible to participate in the Plan after completing at least 1,000 hours of service in a 12 consecutive month period. Employees are able to contribute to the Plan by reducing their wages on a pre-tax basis, and make after-tax contributions, subject to certain limitations. The Company may also contribute a matching amount, subject to certain limitations.

The Plan is subject to various regulations, particularly those under Internal Revenue Code Section 401(k) and the Employee Retirement Income Security Act of 1974 (“ERISA”).

a.	Investment Programs - Contributions to the Plan are invested by the Plan’s trustee, T. Rowe Price (“TRP”), at the designation of the participants. The Plan has offered participants a choice of various programs in which to invest pre-tax, after-tax and rollover deposits.

1)	T. Rowe Price Stable Value Fund — This fund invests in a diversified portfolio of Guaranteed Investment Contracts (“GIC”) issued by insurance companies, bank investment contracts issued by financial institutions, and strategic investment contracts issued by insurance companies, financial institutions and other entities. Income is earned based upon a blended interest rate determined by the various investments and is reinvested. The fair value of the fund approximates the aggregate contract values of the GIC portfolio and represents contributions made, plus interest at blended rates, less withdrawals by participants. Crediting interest rates for the fund’s underlying GICs ranged from approximately 5.88% to 7.83% for 2000 and 5.35% to 8.41% for 1999, resulting in a blended rate of return for the fund of 6.10% and 5.95%, for 2000 and 1999, respectively.

2)	T. Rowe Price Equity Index Trust Fund — This fund invests in common stocks. The fair value of the fund is dependent upon the market value of the stocks.

3)	T. Rowe Price Spectrum Growth Fund — This fund seeks long-term capital appreciation and income by investing in a diversified portfolio of T. Rowe Price mutual funds, which consist primarily of investments in the common stock of other companies. The fair value of the fund is dependent upon the market value of the investments.

4)	T. Rowe Price Personal Strategy Income Fund — This fund seeks to provide income and, secondarily, long-term capital appreciation by investing approximately 40% in stocks, 40% in bonds and 20% in money market securities. The fair value of the fund is dependent upon the market value of the investments.

5)	T. Rowe Price Personal Strategy Balanced Fund — This fund seeks long-term capital appreciation and income by investing approximately 60% in stocks, 30% in bonds and 10% in money market securities. The fair value of the fund is dependent upon the market value of the investments.

6)	T. Rowe Price Personal Strategy Growth Fund — This fund seeks long-term capital appreciation and income by investing approximately 80% in stocks, and 20% in bonds and money market securities. The fair value of the fund is dependent upon the market value of the investments.

7)	T. Rowe Price International Stock Fund — This fund seeks long-term capital appreciation by investing in stocks of established non-U.S. companies. The fair value of the fund is dependent upon the market value of the investments.

8)	Pimco Total Return Fund — This fund seeks income consistent with preservation of capital and daily liquidity. It invests primarily in a diversified portfolio of investment-grade bonds with durations ranging from three to six years. The fair value of the fund is dependent upon the market value of the investments.

9)	T. Rowe Price Value Fund — This fund seeks long-term capital appreciation by investing in stocks in a variety of industries. The fair value of the fund is dependent upon the market value of the investments.

10)	T. Rowe Price Blue Chip Growth Fund — This fund invests in stocks of large and medium-sized blue chip growth companies that are well established and have the potential for above-average growth. The fair value of the fund is dependent upon the market value of the stocks.

11)	T. Rowe Price Mid-Cap Growth Fund — This fund seeks long-term capital appreciation by investing in stocks of medium sized companies. The fair value of the fund is dependent upon the market value of the investments.

12)	T. Rowe Price Small-Cap Stock Fund — This fund seeks long-term capital appreciation by investing in stocks of small to medium sized companies. The fair value of the fund is dependent upon the market value of the investments.

13)	The Dial Corporation (“Dial”) Common Stock Fund — This fund invests in the common stock of Dial, and any dividends paid on the stock are reinvested in the fund. The fair value of this fund is dependent upon the fluctuations in the market value of Dial stock.

b.	Contributions — Voluntary wage reductions may be elected by the employee. These pre-tax reductions are contributed to the Plan and may range from 1% to 12% of compensation. Company matching contributions are based on employee pre-tax wage reductions up to 100% of the first 3% of wage reduction. Each employee may elect an after-tax contribution of between 1% and 10% of compensation. No Company matching contributions are made based on after-tax contributions. All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code. Company matching contributions are made in Dial Stock.

c.	Payment of Benefits — Benefits are paid to participants upon termination from the Company, disablement, retirement or death.

d.	Participant Loans and Hardship Withdrawals — The Plan allows participants to borrow against their 401(k) account balances in an amount not to exceed the lesser of 50% of their vested balance or $50,000. The applicable interest rate is determined by the committee responsible for administering the Plan and shall be equal to the prime rate in effect at various times throughout the year. Loans shall be repaid in equal installments over a maximum of five years, except for loans for purchasing a home, which can be repaid over a maximum of 15 years. All loans are secured by the borrowing participant’s interest in the Plan. The loans are treated as an earmarked investment of the participants with interest repayments credited proportionately to the original investment funds liquidated to provide the principal. Withdrawals of employee wage reduction contributions, after-tax contributions and rollover deposits may be made by the participant in the event of a qualified financial hardship, subject to certain tax penalties. Such withdrawals will only be considered necessary to satisfy a financial hardship if all nontaxable loans available under the Plan have already been obtained.

e.	Vesting — All contributions to the Plan are 100% vested and non-forfeitable at all times.

f.	Participant Accounts — For each participant, various accounts are maintained to record wage reduction contributions, Company matching contributions, after-tax contributions, participant rollover deposits transferred to the Plan, dividend and interest income and the net appreciation or depreciation in the fair value of Plan investments. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts less participant loans.

g.	Plan Administration — The Plan is administered by the Retirement Committee comprised of at least three persons appointed by the Company’s Board of Directors. Expenses incidental to the operation of the Plan may be paid by the Plan or directly by the Company. For the years ended November 30, 2000 and 1999, Plan expenses were paid directly by the Company.

h.	Plan Termination — While it is the Company’s intention to continue the Plan, the Company has the right to terminate the Plan provided all employer contributions due at the termination date have been paid.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies are as follows:

a.	Basis of Accounting — The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America.

b.	Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices. Common stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

c.	Payment of Benefits — Benefits are recorded when paid.

d.	Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3.	INVESTMENTS

The following table presents the net assets of the Plan by fund as of November 30, 2000 and 1999.

	November 30

	2000	1999

Mutual Funds:

Vanguard Bond Index Fund		$171,366

Vanguard Windsor Fund		24,664,900

Pimco Total Return Fund	$586,313

TRP Personal Strategy Income Fund	10,172,392

TRP Personal Strategy Balanced Fund	1,269,063

TRP Strategy Growth Fund	1,314,074

TRP Value Fund	1,159,470

TRP Spectrum Growth Fund	5,451,883	4,331,439

TRP International Stock Fund	1,326,848

TRP Mid-Cap Growth Fund	3,789,547

TRP Small-Cap Stock Fund	1,930,743

TRP Blue Chip Growth Fund	7,473,748

TRP Retirement Strategy Fund		1,451,326

TRP Prime Reserve Fund		1,491,508

TRP Equity Index 500 Fund		2,878,523

TRP Spectrum Income Fund		709,678

TRP Equity Index Trust Fund	2,866,897

Guaranteed Investment Contract Funds:

TRP Stable Value Fund	6,717,054	8,463,495

Common Stock:

The Dial Corporation Common Stock *	27,251,250	34,587,942

Viad Corporation Common Stock		15,086,677

FINOVA Group Inc. Common Stock	16,114	1,688,973

Participant Notes Receivable	1,127,258	1,258,005

Receivables	225,039	8,208

Cash	2,749

Net Assets Available For Benefits	$72,680,442	$96,792,040

*	Nonparticipant-directed

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	November 30,

	2000	1999

Net Assets:

The Dial Corporation Common Stock	$27,251,250	$34,587,942

Year Ended
November 30, 2000

Changes in Net Assets:

Contributions	$2,808,921

Dividends	450,065

Net loan repayments including interest	32,097

Net depreciation	(20,128,746)

Plan Transfers, net	11,922,688

Benefits paid to participants	(2,421,717)

Net Decrease	$(7,336,692)

5.	RELATED PARTY TRANSACTIONS

Plan investments include shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6.	FEDERAL INCOME TAX STATUS

The Plan obtained its determination letter on December 3, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

THE DIAL CORPORATION CAPITAL ACCUMULATION PLAN

SUPPLEMENTAL SCHEDULE
NOVEMBER 30, 2000

Form 5500, Schedule H, Part IV
Schedule of Assets Held for Investment Purposes at End of Year

Column B	Column C	Column D	Column E

	Description of Investment
Identity of Issuer,	Including Collateral, Rate of
Borrower, Lessor or	Interest, Maturity Date,		Current
Similar Party	Par or Maturity Value	Cost	Value

Pimco Total Return Fund	Mutual Fund (57,257 shares)	**	$586,313

TRP Equity Index Trust Fund	Mutual Fund (82,264 shares)	**	2,866,897

TRP Personal Strategy Income Fund	Mutual Fund (779,494 shares)	**	10,172,392

TRP Personal Strategy Balanced Fund	Mutual Fund (78,628 shares)	**	1,269,063

TRP Personal Strategy Growth Fund	Mutual Fund (67,423 shares)	**	1,314,074

TRP Value Fund	Mutual Fund (60,833 shares)		1,159,470

TRP Spectrum Growth Fund	Mutual Fund (325,875 shares)	**	5,451,883

TRP Stable Value Fund	Mutual Fund (6,717,054 shares)	**	6,717,054

TRP International Stock Fund	Mutual Fund (87,064 shares)	**	1,326,848

TRP Mid-Cap Growth Fund	Mutual Fund (94,976 shares)	**	3,789,547

TRP Small-Cap Stock Fund	Mutual Fund (80,548 shares)	**	1,930,743

TRP Blue Chip Growth Fund	Mutual Fund (215,817 shares)	**	7,473,748

The Dial Corporation	Common Stock (2,319,255 shares)	$32,054,064	27,251,250

FINOVA Group Inc.	Common Stock (32,229 shares)	**	16,114

Participant notes receivable	Participant Loans (Interest at 6% to 11.5% maturing from 2000 to 2015)		1,127,258

	Total assets held for investment purposes		$72,452,654

**	Cost information is not required for participant-directed investments

THE DIAL CORPORATION
CAPITAL ACCUMULATION PLAN

SUPPLEMENTAL SCHEDULE
YEAR ENDED NOVEMBER 30, 2000
Form 5500, Schedule H, Part IV
Schedule of Reportable Transactions

					Column H
Column A					Current	Column I
Identity	Column B				Value of	Net
Of	Description	Column C	Column D	Column G	Asset on	Gain
Party	of	Purchase	Selling	Cost of	Transaction	or
Involved	Asset	Price	Price	Asset	Date	(Loss)

Single Transactions

Vanguard Windsor Fund	Mutual fund		$5,420,979	$5,551,040	$5,420,979	($130,061)

Vanguard Windsor Fund	Mutual fund		6,888,717	6,918,107	6,888,717	(29,390)

Dial Corporation	Common Stock	$7,027,915		7,027,915	7,027,915

Viad Corp Stock	Common Stock		8,094,413	2,800,144	8,094,413	5,294,269

TRP Personal Strategy Income Fund	Mutual Fund	9,594,397		9,594,397	9,594,397

Series of Transactionss

Vanguard Windsor Fund	Mutual Fund		27,458,263	28,328,326	27,458,263	(870,063)

Dial Corporation	Common Stock	17,231,104		17,231,104	17,231,104

Dial Corporation	Common Stock		4,438,977	5,238,608	4,438,977	(799,631)

Viad Stock Corp	Common Stock		16,090,132	5,746,875	16,090,132	10,343,257

TRP Blue Chip Growth Fund	Mutual Fund	8,992,205		8,992,205	8,992,205

TRP Stable Value Fund	GIC Fund		4,982,012	4,982,012	4,982,012

TRP Personal Strategy Income Fund	Mutual Fund	11,848,317		11,848,317	11,848,317

NOTE: Reportable transactions are those transactions which either singularly or in series of combined purchases and sales during the year exceed 5% of the fair value of the Plan’s assets at the beginning of the year.

INDEX TO EXHIBITS

Exhibit 23 — Independent Auditors’ Consent